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                                                                    Exhibit 28

                                                                    NEWS RELEASE

Contacts:  Rip Tilden                     Marty Buckley
Vice President, Corporate Affairs         Director, Corporate Communications
(610) 993-3608                            (610) 993-3609

          ALCO STANDARD TAKES CHARGE FOR ENVIRONMENTAL CLAIM RELATING
                          TO DISCONTINUED OPERATIONS


     VALLEY FORGE, PENNSYLVANIA--OCTOBER 10, 1995--Alco Standard Corporation (NYSE:ASN) today announced that it will take a charge of approximately $24 million for environmental claims associated with discontinued manufacturing operations. This will result in an after tax charge to earnings of approximately $17 million, or approximately $0.29 per share in the fourth quarter of fiscal year 1995. These claims primarily relate to businesses divested by Alco Standard in fiscal year 1991 and prior.

     The company plans to release its fourth quarter earnings on October 17, and still expects to meet its earnings objective for continuing operations for the quarter and the year.

     During its 30-year history, Alco has owned a wide range of manufacturing and industrial businesses, all of which have been sold. There are currently environmental remediation claims pending for manufacturing or landfill sites in the United States which relate to these former operations.

     Several recent claims associated with the discontinued manufacturing operations and increased estimated costs associated with existing environmental remediation sites resulted in Alco's decision to take this charge. Since most environmental claims are paid over a period of years, the impact on annual cash flow is expected to be minimal. The company does not expect that additional environmental charges for these sites will be required in the future.

     Today, Alco Standard operates the largest independent network of copier dealers in North America and the United Kingdom through Alco Office Products and is the largest marketer and distributor of paper and supply systems in North America through Unisource.

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